ROPES & GRAY LLP

ONE EMBARCADERO CENTER, SUITE 2200

SAN FRANCISCO, CA 94111-3711

WWW.ROPESGRAY.COM

March 30, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:

Dominic Minore, Esq.

Re:

The North Country Funds (the “Trust”)

Registration Statement on Form N-1A
File Nos. 333-45664 and 811-10123

Dear Mr. Minore:

On March 18, 2010, Dominic Minore, Esq. of the staff of the Securities and Exchange Commission (the “Commission”), provided oral comments to Alexandra Oprescu of Ropes & Gray LLP regarding Post-Effective Amendment No. 10 under the Securities Act of 1933, as amended, and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of the Trust, filed with the Commission on January 29, 2010.  Set forth below are responses to these comments.

For your convenience, we have numbered the comments, which are followed immediately thereafter by our responses.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Post-Effective Amendment.

Prospectus

1.

Comment:  On the cover page, keep only the first two sentences in the first paragraph and delete the rest.

Response:  The requested change has been made.

2.

Comment:  On page 3, under the heading “Portfolio Turnover” delete the word “whole” in the last sentence.

Response:  The requested change has been made.

3.

Comment:  On page 3, under the heading “Principal Investment Strategies” add more disclosure as appropriate from pg. 11 of the prospectus.

Response:  We have added additional disclosure and summarized all principal investment strategies as required by Item 4 of Form N-1A.

4.

Comment:  On page 3, under the heading “Principal Investment Strategies “ add disclosure identifying the types of equity securities in which the Growth Fund may invest.

Response:  The requested disclosure has been added.

5.

Comment:  On pg. 3, under the heading “Principal Investment Strategies” add a definition of “ mid to large-sized market capitalizations” or provide the market cap range for the securities in which the Growth Fund may invest.

Response:  We have added more specific disclosure noting the market capitalization range of securities the Growth Fund invests in is from $2 billion to $200 billion, rather than generally in excess of $5 billion.

6.

Comment:  On page 3, under the heading “Principal Investment Risks” include summaries of all principal risks listed starting on page 14.  Summaries of non-principal risks need not be included.

Response:  We have added disclosure and summarized all principal risks as required by Item 4 of Form N-1A.

7.

Comment:  On page 4, under the heading “Performance” delete the last sentence of the lead in paragraph and change the preceding sentence to read “Please remember that the Growth Fund’s past performance (before and after taxes) is not an indication of how the Growth Fund will perform in the future.”

Response:  The requested changes have been made.

8.

Comment:  On page 4, include the performance for the most recent fiscal quarter under the bar chart.

Response:  The requested change has been made.

9.

Comment:  Delete footnote 1 to the “Average Total Annual Returns” table and move it out of the summary.

Response:  The footnote has been removed.  The disclosure has been moved under the heading “Organization”.

10.

Comment:  Move footnote 2 to the “Average Total Annual Returns” table from the footnotes to be adjacent to the table in narrative format.  In addition, if the “Average Total Annual Returns” table does not reflect capital losses delete the last two sentences from footnote 2.

Response:  The footnote has been moved underneath the table in narrative format.  The “Average Total Annual Returns” table does reflect capital losses, so we have kept the last two sentences.

11.

Comment:  On page 4, include “(reflects no deduction for fees, expenses or taxes)” next to each index in the “Average Total Annual Returns” table if applicable.

Response:  The requested changes have been made.

12.

Comment:  On page 4, under the heading “Purchase and Sale of Fund Shares”  delete the last two sentences from the paragraph following the table and move outside the summary.

Response:  The requested change has been made.

13.

Comment:  Make conforming changes to the Bond Fund disclosure that are responsive to Items 2-3, 6-12.

Response:  The requested changes have been made.

14.

Comment:  On page 7, under the heading “Principal Investment Strategies” include the 80% test from page 11.

Response:  The requested change has been made.

15.

Comment:  Add disclosure to the Bond Fund under the heading “Principal Investment Strategies” indicating whether the mortgage-backed securities that the Fund may invest in include subprime mortgages.

Response:  The Bond Fund does not invest in mortgage-backed securities that relate to subprime mortgages.  Thus, no additional disclosure has been added.

16.

Comment:  Include a Credit Ratings Agency Risk for the Bond Fund because the Fund uses bond ratings as part of its principal investment strategies.

Response:  The requested disclosure has been added.

17.

Comment:  On page 7, under the heading “Principal Investment Strategy” add additional disclosure regarding the Bond Fund’s sell strategy.

Response:  The requested disclosure has been added.

18.

Comment:  On page 7, under “Fixed Income Risks” delete the end of the third sentence after “changes”, so that it reads “Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes.”

Response:  The requested change has been made.

19.

Comment:  Add a risk factor for mortgage-backed securities under the heading “Principal Investment Risks” for the Bond Fund.

Response:  The requested disclosure has been modified to include such a risk.

20.

Comment:  Confirm in your response letter that the primary index for the Bond Fund is a broad measure of market performance.

Response:  The Bond Fund hereby confirms that its primary index, BofA Merrill Lynch 1-10 Year AAA-A U.S. Corporate & Government Index (formerly known as Merrill Lynch Corporate/Government (A) Rated or Better 1-10 Year Bond Index), which includes all U.S. corporate and government securities with a remaining term to final maturity of less than 10 years and rated AAA through A3, is a broad measure of market performance.

21.

Comment:  On page 11 change the heading from “Investment Strategies” to “Principal Investment Strategies”.

Response:  The requested change has been made.

22.

Comment:  On page 11, the disclosure indicates that the Growth Fund may invest in SPDRs.  If exchange traded funds are a principal investment strategy for the Growth Fund add disclosure to the summary and add a corresponding risk factor.

Response:  The Growth Fund does not invest in exchange traded funds as a principal investment strategy, as such the disclosure has been removed from the prospectus.

23.

Comment:  Include the disclosure from page 11 regarding the market sectors the Growth Fund focuses on in the Growth Fund’s summary on page 3.

Response:  The requested disclosure has been added.

24.

Comment:  On page 14 indicate in the main heading, currently “Risks”, whether the risk factors listed are principal or non-principal risks.  If both, delineate which risks are principal and which risks are non-principal.

Response:  The requested changes have been made by delineating the principal and non-principal risks under the general heading “Investment Risks”.

25.

Comment:  On page 14, change the heading “Risk Generally” to reflect that the risks apply to both funds.

Response:  The heading has been changed to “Principal Investment Risks Specific to the Growth Fund and the Bond Fund.”

26.

Comment:  On page 14, under the general heading “Risks” include risks specific to the Growth Fund, as have been included for the Bond Fund.

Response:  The requested disclosure has been added under the heading "Principal Investment Risks Specific to the Growth Fund".

27.

Comment:  On page 15, under the heading “Risks Specific to the Bond Fund” indicate whether the risks are principal or non-principal.

Response:  The heading has been changed to “Principal Investment Risks Specific to the Bond Fund” and only principal risks have been included.  Non-principal risks have been added under the heading “Non-Principal Investment Risks Specific to the Growth Fund and the Bond Fund”.

28.

Comment:  On page 16, under the heading “Risks Specific to the Bond Fund” add mortgage-backed securities risk disclosure.

Response:  The disclosure has been modified to add such a risk.

29.

Comment:  On page 25, under the heading “When and How NAV is Determined” include disclosure regarding how and when purchases and redemptions are priced when purchased directly from the Funds versus when purchased through financial intermediaries.

Response:  The requested disclosure has been added.

Statement of Additional Information

30.

Comment: On page 4, in the description of “Repurchase Agreements” include disclosure that a repurchase agreement is a loan and include the maximum percentage of each Fund’s assets that may be invested in repurchase agreements.

Response:  The requested disclosure has been added.

31.

Comment: In your response letter confirm that the Funds do not invest in reverse repurchase agreements.

Response:  The Trust hereby confirms that the Funds do not invest in reverse repurchase agreements.

32.

Comment:  On page 19, the seventh fundamental restriction indicates the Funds may invest in other investment companies as permitted by the 1940 Act.  Add disclosure in the statement of additional information describing the 1940 Act restrictions on investing in other investment companies.

Response:  The requested disclosure has been added.

33.

Comment:  On page 19, the third non-fundamental restriction indicates the Funds may not purchase additional portfolio securities if borrowings exceed 10% of net assets.  Add disclosure to the prospectus that the Funds may borrow other than for temporary emergency purposes and corresponding risk disclosure or indicate the Funds do not engage in borrowing.

Response:  Although the Funds are permitted to use borrowing other than for temporary emergency purposes, disclosure has been added to the prospectus under the description of the use of borrowing to indicate that the Funds do not use borrowing as a principal investment strategy.  Also a borrowing risk has been added under the heading “Non-Principal Investment Risks Specific to the Growth Fund and the Bond Fund”.

34.

Comment: On page 19, revise the first sentence in the last paragraph under the non-fundamental investment restrictions to read” “Unless otherwise indicated and except for fundamental restriction No. 3 and non-fundamental restriction No. 2 and No. 3 above, percentage limitations included in the restrictions apply at the time a Fund enters into a transaction.”

Response:  The requested change has been made.

Part C

35.

Comment: The principal accounting officer or comptroller must sign the signature page.

Response:  The Trust’s principal accounting officer did sign the signature page of the filing.  Mr. James R. Colantino serves as the Trust’s Treasurer and Principal Financial Officer.  As such, Mr. Colantino also acts as the Trust’s principal accounting officer.

General Comment

36.

Comment:  Include a Tandy representation in your response letter.

Response:  The requested language is set forth below.

The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call me at 415-315-2334.  Thank you for your assistance.

Very truly yours,

/s/ Alexandra Oprescu

Alexandra Oprescu